UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras announces the pricing of the public offering of BR shares

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Rio de Janeiro, June 30, 2021 – Petróleo Brasileiro S.A. – Petrobras, following the material facts dated as 8/26/2020, 6/11/2021 and 6/17/2021, informs its shareholders and the general public that, it has approved, at its Board of Directors meeting, the price per common share issued by Petrobras Distribuidora S.A. (“Shares” and “BR” respectively) amounting to R$26.00, on the date hereof, in the context of the secondary public offering of Shares and held by Petrobras, under the terms of Article 6-A of Brazilian Securities Commission (“CVM”) Rule No. 400, dated as December 29, 2003, as amended, and other applicable provisions, with the purpose of placing the Shares abroad pursuant to the registration exemptions under the U.S. Securities Act of 1993 (“Offering”), in the total amount of R$11,358,750,000.00.

No registration of the Offering or Shares will be carried out in any agency or regulatory body in the capital markets of any country, except in Brazil, through the CVM. The Shares will not be or have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. Under the Offering, Petrobras will sell 37.5% of its interest in BR's capital share, which corresponds to Petrobras’s total equity holdings in BR.

The Shares will be traded on the São Paulo Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão) on July 2, 2021 and the Shares’ settlement will take place on July 5, 2021.

Additional information about the Offering can be obtained from the Final Offering Memorandum available at https://www.investidorpetrobras.com.br/en/shares-dividends-and-debts/prospects, under section “Public Offering Petrobras Distribuidora 2021,” subsection “Prospectus,” subsection “Final Prospectus”.

This material fact is intended for information purposes only, in accordance with the legislation and regulations in force and should not be considered as an announcement of an offer in Brazil, the United States or in any other jurisdiction.

This transaction aims to optimize Petrobras’ portfolio and capital allocation and it is consistent with its strategy to exit the distribution business and focus its investments in world-class refining and upstream assets in deep and ultra-deep waters, where Petrobras has demonstrated its competitive advantage.

This material is being provided pursuant to Brazilian regulatory requirements, does not constitute an offering, under the U.S. securities laws, and is not a solicitation, invitation or offer to buy or sell any securities. The information on our website is not and shall not be deemed part of this report on Form 6-K.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 30, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer